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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8-69516 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mainstreet Capital Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Faulkner Drive
(No. and Street)

| Westfield | New Jersey | 07090 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott White — 201 927 4758
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

| 750 Third Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Scott White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mainstreet Capital Partners, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARY RYAN
Notary Public - Seal
State of Indiana
Hancock County
My Commission Expires May 30, 2023


Signature

Executive Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MAINSTREET CAPITAL PARTNERS, LLC

## DECEMBER 31, 2015

## TABLE OF CONTENTS

**Page**



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Managing Member of
Mainstreet Capital Partners, LLC

We have audited the accompanying statement of financial condition of Mainstreet Capital Partners, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mainstreet Capital Partners, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 25, 2016

# MAINSTREET CAPITAL PARTNERS, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2015

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 126,275 |
| Prepaid expenses | | 33,972 |
| Due from Parent | | 13,424 |
| Other assets | | 12,173 |
| **Total assets** | $ | 185,844 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Liabilities: | | |
| Accrued expenses and other payables | $ | 33,923 |
| **Total liabilities** | | 33,923 |
| Member's equity | | 151,921 |
| **Total liabilities and member's equity** | $ | 185,844 |

See notes to the statement of financial condition

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Mainstreet Capital Partners, LLC (the "Company") operates as a limited liability company under the laws of the State of Indiana. The Company is wholly-owned by Mainstreet Investment Company, LLC (the "Parent"). As of January 5, 2015, the Company became a registered broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC") as of January 2015. The Company provides private placement financing services. The Parent intends to continue to support the Company in similar ways as needed through February 2017 in order to sustain sufficient operations.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Concentration of risk***
The Company maintains cash in bank accounts with a single financial institution which may at times exceed federally insured limits. In the event of the financial institution's insolvency, recovery of cash may be limited.

***Use of estimates***
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

***Income taxes***
The Company, as a single member limited liability company, is a disregarded entity for federal, state and local income tax purposes and, accordingly, is not subject to federal, state or local income taxes.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. As of December 31, 2015, the Company has no material unrecognized tax benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax previsions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

## 2. RELATED PARTY TRANSATIONS

Through an expense sharing agreement with the Parent, the Company was allocated certain operating expenses including occupancy, administrative salaries, communications, and office expenses. As of December 31, 2015, the Company had a net receivable from the Parent in the amount of $13,424.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 12 1/2% of aggregate indebtedness.

At December 31, 2015, the Company had net capital, as defined, of $92,352, which exceeded the required minimum net capital of $5,000 by $87,352. Aggregate indebtedness at December 31, 2015 totaled $33,923. The Company's percentage of aggregate indebtedness to net capital was 37%.